Date:	April 27, 2012

Mr. Mark Shuman
Securities and Exchange Commission
Division of Corporate Finance
Tel: 202-551-3462

Re:	iTrackr Systems, Inc.
Post-effective Amendment No. 3 to Registration Statement on Form S-1
Filed April 19, 2012
File No. 333-166275

The purpose of this letter is to provide the Company’s responses to the April 26, 2012 Comment Letter (the “Comment Letter”) to Mr. John Rizzo, former Chief Executive Officer of iTrackr Systems, Inc. (the “Company”).  For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s response.

Item 16. Exhibits and Financial Statement Schedules

COMMENT
Please file a revised Item 16 that includes as Exhibit 23 the consent of Bedinger & Company to the inclusion of their report dated March 12, 2012, which is incorporated by reference into the post-effective amendment.

Response:	We have amended our post-effective amendment No. 3 to include the consent of our auditors as exhibit 23.

Furthermore, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please find enclosed our responses to your comments. Please feel free to contact Justin Frere at 619-917-5042 (phone), 619-419-2359 (fax) or justin@respondq.com if you have any questions or require further information. We have filed our amended post-effective amendment as of this morning. We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have.  We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Cordially, Justin Frere